January 14, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Draft Registration Statement on Form F-1 Submitted December 9, 2014 CIK No. 0001625791

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on December 9, 2014. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 6, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Kornit Digital Ltd.” and each page is marked for the record with the identifying numbers and code “Kornit Digital Ltd. 1.01.14.2015” through “Kornit Digital Ltd. 15.01.14.2015.”

This prospectus includes statistical data …, page i

1.	Please tell us whether you commissioned any of the third-party data disclosed in your registration statement. Also, please provide us a copy of the Pira report that you mention in the first full paragraph and the third bullet point on page 2.

Response:

The Company did not commission any of the third-party data cited in the Registration Statement. The Company has provided supplementally with this letter a copy of the Pira report indicating the locations from which the data referenced in the Registration Statement was taken.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 1.01.14.2015

Securities and Exchange Commission

January 14, 2015

Summary Consolidated Financial Data, page 6

2.	Refer to footnotes (3) and (4). You disclose that you plan to make a one-time payment to your controlling shareholder, Fortissimo Capital, in connection with the termination of the existing management services agreement with Fortissimo upon the consummation of the offering. With respect to your presentation of pro forma per share data here and on page 33, please tell us how you considered this distribution under SAB Topic 1.B.3.

Response:

The Company has considered SAB Topic 1.B.3 and concluded that it does not apply. The amount of the payment is anticipated to be $750,000. Paragraph 3420.2 of the Financial Reporting Manual states as follows (emphasis added):

“If a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS.”

The Company’s net income for the nine months ended September 30, 2014 was $1.8 million. Therefore, the Company expects that its earnings for the entire 2014 fiscal year will be in excess of the anticipated payment of $750,000. Accordingly, no additional disclosure under SAB Topic 1.B.3 is required.

The Company will include the amount of the payment in the Registration Statement after approval of the amount by its Board of Directors and shareholders.

3.	Further, as we note no disclosure with respect to the one-time payment to Fortissimo in your disclosure on page 27 for Use of Proceeds, page 29 for Capitalization, and page 30 for Dilution, please explain to us why the disclosures in these sections do not include a discussion of the payment and, where applicable, show its impact. Refer to Item 4(a) of Form F-1 and Items 3 and 9 of Form 20-F.

Response:

As noted in the response to comment 2, the amount of the payment to Fortissimo is anticipated to be $750,000. The Company intends to use its cash on hand to effect this payment rather than the net proceeds from the offering. Accordingly, the Company has not made any change to the disclosure in “Use of Proceeds” on page 27. The Company has also not made any change to the disclosure in “Capitalization” on page 29 since this payment does not impact any of the line items following the deletion of “cash and cash equivalents” in response to comment 10. However, the Company has updated the disclosure on page 30 for “Dilution” and will further update it to reflect the anticipated $750,000 pro forma decrease in cash and cash equivalents as a result of this expected payment after an exact amount has been approved by its Board of Directors and shareholders.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 2.01.14.2015

2

Securities and Exchange Commission

January 14, 2015

4.	We note that you include summary information for your pro forma as adjusted balance sheet. Please tell us why you do not also show your summary pro forma balance sheet so that the impact of the offering adjustments may be clearly distinguished from the impact of the conversion of your preferred stock.

Response:

The Company has revised the disclosure on page 7 in response to this comment to include an additional column showing summary pro forma balance sheet data.

We are subject to extensive environment, health and safety laws …, page 13

5.	Please clarify why these “laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation.” For example, it is unclear whether you have identified material non-compliance or have not conducted required inquiries to ascertain compliance.

Response:

The Company has revised the disclosure on page 13 in response to this comment to clarify that it has not identified material non-compliance with environmental, health and safety laws and regulations.

Future sales …, page 19

6.	If the lock-up period could be waived, please revise to clarify.

Response:

The Company has revised the disclosure on page 19 in response to this comment to indicate that the lock-up period can only be waived with the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc.

We are an “emerging growth company” …, page 22

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide any such communications to the Staff.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 3.01.14.2015

3

Securities and Exchange Commission

January 14, 2015

Use of Proceeds, page 27

8.	Please disclose the amount of proceeds that you currently intend to use for each of the purposes mentioned in the second sentence of the third paragraph.

Response:

The Company advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity as such decisions will depend on market and competitive factors as they evolve over time. Pursuant to Item 504 of Regulation S-K, the Company has stated and discussed the principal reasons for the offering given that the Company does not currently have specific plans for the use of the proceeds from the offering. The Company believes the intended uses disclosed in the Registration Statement, including sales and marketing activities and research and development expenditures, are in furtherance of the Company’s stated growth strategies on page 58, which include capitalizing on the continued growth of the digital direct-to-garment (“DTG”) market, focusing on fast-growing web-to-print businesses, driving adoption of digital DTG printing solutions by customers who primarily use screen printing carousels, and extending its technological leadership through ongoing research and development and continuing to introduce new products. Therefore, the Company respectfully submits that it believes no further disclosure on the use of proceeds is necessary.

9.	We note your restriction in the third sentence of the third paragraph to “probable” material acquisitions. Please tell us about the status of discussions of any other material acquisitions.

Response:

The Company has revised the disclosure on page 27 in response to this comment to indicate that it does not currently have any material acquisitions or investments planned.

Capitalization, page 29

10.	Since cash and cash equivalents is not a component of capitalization, please revise the disclosure to remove the amount of your cash and cash equivalents from your total capitalization in each column. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response:

The Company has revised the disclosure on page 29 in response to this comment to remove the amount of cash and cash equivalents from its total capitalization.

Dilution, page 30

11.	In the first paragraph, you discuss your pro forma consolidated net tangible book value per ordinary share as of September 30, 2014. In the table, you show net tangible book value per ordinary share as of September 30, 2014. That is, the table appears to reflect the historical amount, and the narrative discusses the pro forma amount. Please revise the table to be consistent with your narrative and show pro forma consolidated net tangible book value per ordinary share, or explain to us why you believe the current presentation results in a disclosure of the amount of immediate dilution resulting from the offering as of September 30, 2014. Refer to Item 4(a) of Form F-1 and Item 9.E of Form 20-F.

Response:

The Company has revised the table on page 30 in response to this comment to discuss the pro forma consolidated net tangible book value per ordinary share.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 4.01.14.2015

4

Securities and Exchange Commission

January 14, 2015

Comparison of Period to Period Results of Operation, page 39

12.	Please tell us the relative growth rate in revenue from sales of systems versus consumables in the periods presented. Also, tell us the extent of the trade-ins mentioned on page F-13. Provide us your analysis of whether this information must be disclosed in your prospectus.

Response:

The following table shows the dollar amount and percentage increase in sales of systems and ink and other consumables for the periods indicated:

	Period to Period Growth in Revenues
	2013 Fiscal Year Compared to 2012 Fiscal Year			Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013
	(millions)			(millions)
Systems	$3.7	***	%	$8.9	***	%
Ink and other consumables	6.3	***		3.6	***

The Company has included in the period to period revenues comparison set forth in the Registration Statement the absolute amount of the increase in systems sales, and ink and other consumable sales. The Company has also considered whether the percentages should be included in the Registration Statement. Given the significant changes between periods of the relative contributions to revenue growth by systems versus ink and other consumables, which are disclosed in absolute terms in the Registration Statement, the Company believes that disclosure of the percentages does not provide useful information to investors, in particular because there are no discernable trends in growth rates that would be material to investors. The Company has reviewed the explanations in the Registration Statement regarding the changes in the relative contributions to growth of systems versus ink and other consumables and expanded the explanation on page 41.

In 2013, there were three instances in which the Company traded in old systems as part of sales of new systems. In the nine months ended September 30, 2014, there was one instance in which the Company traded in old systems as part of sales for new systems. The Company does not view these trade ins as material given its global installed base of over 1,200 systems.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 5.01.14.2015

5

Securities and Exchange Commission

January 14, 2015

Cost of Revenues and Gross Profit, page 40

13.	Please revise to quantify the material factors that impacted your results of operation for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Response:

The Company has revised the disclosure on pages 40 and 41 in response to this comment to quantify the material factors that impacted its results of operation for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Taxes on Income, page 42

14.	Please clarify how the subsidiaries changed from “operating on a cost-plus basis to a low-cost distributor basis.”

Response:

The Company has revised the disclosure on page 42 in response to this comment.

Liquidity and Capital Resources, page 43

15.	Please describe the financial covenant to which you refer in the second full paragraph on page 44. Also, please provide us your analysis of whether you must file as exhibits to your registration statement the credit lines to which you refer.

Response:

The Company has revised the disclosure on page 44 to include a description of the covenant contained in its credit lines.

The Company has also revised the disclosure on page 44 to indicate that it currently has two lines of credit with different Israeli banks, one for $2 million and one for approximately $1 million. The Company has no borrowings under the lines of credit and has indicated in the disclosure on the same page that it believes that its cash flows from operating activities, existing cash resources and the net proceeds to it from the offering will be sufficient to fund its projected cash requirements for at least the next 12 months. As indicated by this disclosure, the Company does not currently envisage needing to draw on the lines of credit. Furthermore, neither the aggregate amount of the available borrowings, nor the available borrowings under either line of credit, is material given the amounts involved. If the lines of credit are viewed as an agreement not in the ordinary course of business pursuant to Item 601(b)(10)(i) of Regulation S-K, the Company submits that no individual agreement is material to it. If the lines of credit are viewed as an agreement in the ordinary course of business pursuant to Item 601(b)(10)(i) of Regulation S-K, the Company submits that it is not substantially dependent on either agreement. For these reasons, the Company believes that it is not required to file either of the lines of credit as an exhibit.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 6.01.14.2015

6

Securities and Exchange Commission

January 14, 2015

Share-Based Compensation, page 47

16.	When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The Company acknowledges the Staff’s comment and will provide the significant reasons for any material differences between its last fair value determination and the midpoint of the estimated IPO price range as soon as the price range is available.

Quantitative and Qualitative Disclosure about Market Risk, page 50

17.	We note that 18 percent of your revenues were denominated in Euros. Please provide an explanation for why you have not included foreign currency sensitivity analysis disclosure for the exchange rate of the Euro to the Israeli shekel or Unites States dollar.

Response:

The Company has expanded the disclosure on page 50 in response to this comment to include a sensitivity analysis for changes in the exchange rate of the Euro to the U.S. dollar.

DTG Systems, page 59

18.	We note your disclosure regarding compatibility with a wide range of fabrics and your disclosure regarding expanding the range of fabrics. Please clarify the extent of any material fabric limitations with your current products.

Response:

The Company has revised the disclosure on page 59 of the registration statement in response to this comment.

Vulcan, page 60

19.	Please clarify the difference between the Vulcan system and the other high throughput systems that you identify in the chart on page 59.

Response:

The Company has revised the disclosure on page 60 of the registration statement in response to this comment.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 7.01.14.2015

7

Securities and Exchange Commission

January 14, 2015

Intellectual Property, page 63

20.	We note your references to licenses on pages 16, 45, F-18 and in the last paragraph of this section. Please disclose the scope and term of the licenses, and provide us your analysis of whether the licenses must be filed as exhibits to this registration statement.

Response:

The Company reviewed the disclosure on page 16 in light of the Staff’s comments and has removed the last two sentences of the risk factor referred to in the comment since the Company concluded that there is no software that it licenses which is material to its business.

The Company has revised its disclosure on pages 45 and F-19 in light of the Staff’s comment. The license referred to on pages 45 and F-19 is disclosed because the Company paid in 2013 an amount equal to $327,000 in order to terminate its obligation to pay any royalties in the future to the licensee. The license provided know-how that accelerated the Company’s development of its systems, but is not itself material since the Company has completed using this know-how to design its own systems and the intellectual property relating to such systems is exclusively owned by the Company.

Property and Infrastructure, page 64

21.	Please provide the productive capacity and extent of utilization for this manufacturing facility as required by Item 4.D of Form 20-F.

Response:

The Company has revised the disclosure on page 64 of the registration statement in response to this comment.

Management, page 67

22.	Please disclose the business of Yahel (Nur Group) Holdings, Ltd.

Response:

The Company has revised the disclosure on page 69 in response to this comment.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 8.01.14.2015

8

Securities and Exchange Commission

January 14, 2015

Compensation of Executive Officers and Directors, page 83

23.	Please tell us on what authority you rely to exclude “relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.”

Response:

The Company has revised the disclosure on page 83 in response to this comment to remove the reference cited by the Staff and confirms that it has not excluded any of the compensatory items contained in that reference.

24.	We note your disclosure on page 78 that director compensation requires shareholder approval. Please tell us on what authority you exclude that compensation information from your prospectus. See Item 6.B of Form 20-F.

Response:

The Company respectfully advises the Staff that under the laws of the State of Israel it is not required to provide individual disclosure of the annual compensation to its executive officers and directors on an individual basis for the most recently completed fiscal year in the Registration Statement. This is due to the fact that the Company will not be deemed a reporting company under the Israeli Securities Law. The Company has also not otherwise disclosed such information. Accordingly, the Company believes that it is permitted to furnish compensation information on an aggregate basis under Item 6.B of Form 20-F.

Under Israeli law, in the future, in the proxy of the first annual general meeting of the shareholders, the Company will be required to provide disclosure of the annual compensation of its five most highly paid executive officers or directors. The Company will also be required to disclose, and seek shareholder approval for, any new compensation payable to a director of the Company. Under Israeli law, the Company will also generally be required to obtain shareholder approval for changes to the Chief Executive Officer’s compensation. In addition, no later than nine months following the closing of the IPO, the Company will be required to present a compensation policy for approval by its shareholders. The compensation policy will contain a framework for compensation of executive officers and directors, including a number of mandatory elements, so that even if individual compensation is not disclosed, investors will still have an understanding of the compensation of directors and senior management.

Principal Shareholders, page 86

25.	Please provide the disclosure required by the last sentence of Form 20-F Item 6.E.1 for all persons listed in Item 6.B.

Response:

As set forth in the response to comment 24, the Company is not required to disclose individual compensation information under Israeli law and does not otherwise disclose such information. As a result, the Company does not believe it is required to provide information as to the individual share ownership of and options granted to its directors and officers.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 9.01.14.2015

9

Securities and Exchange Commission

January 14, 2015

Access to Corporate Records, page 93

26.	In an appropriate section of your document, please provide the disclosure required by Item 10.H of Form 20-F.

Response:

The Company has revised the disclosure on page 93 in response to this comment to indicate where the documents concerning the Company which are referred to in the document may be inspected.

Taxation and Israeli Government Programs Applicable to Our Company, page 100

27.	Please replace vague disclosure – like your reference to “conditions stipulated” in statutes mentioned in the third-to-last paragraph on page 101 and “certain tax benefits” in the penultimate paragraph on page 101 – with specific disclosure regarding the material conditions and benefits affecting you and the magnitude of those benefits.

Response:

The Company has revised the disclosure on page 101 in response to this comment.

U.S. and Israeli Tax Consequences for Our Shareholders, page 103

28.	Please reconcile the first sentence of this section with Item 10.E of Form 20-F. Please also apply this comment to the first sentence of the last paragraph on page 109. Also, please revise your caption, “Certain Israeli Tax Consequences,” to clarify, if true, that you have disclosed all material consequences.

Response:

The Company has revised the disclosure on pages 103 and 109 in response to this comment to indicate that it discloses all material tax consequences as required under Item 10.E of Form 20-F.

29.	Please explain the tax consequences mentioned in the first paragraph on page 25.

Response:

The Company has revised the disclosure on page 25 in response to this comment.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 10.01.14.2015

10

Securities and Exchange Commission

January 14, 2015

Sale, Exchange, Redemption …, page 106

30.	Please clarify the relevance of your references in the second paragraph to translating the amount paid or realized given your disclosure on the prospectus cover to selling at a price established in United States dollars.

Response:

The Company has revised the disclosure on page 107 in response to this comment to reflect that shares will be denominated in U.S. dollars.

Passive Foreign Investment Company Considerations, page 107

31.	Please update the last paragraph on page 107.

Response:

The Company has revised the disclosure on page 107 in response to this comment.

Underwriting, page 110

32.	Please provide a reasonably itemized statement of the major categories of expenses incurred in connection with the issuance of these securities as required by Item 9.F.2 and Instruction to Item 9.F of Form 20.F.

Response:

The Company has included a list of the types of expenses it will incur in connection with the offering on page 115 of the Registration Statement. The Company will provide estimated amounts for each type of expense in a subsequent filing of the Registration Statement.

Stamp Taxes, page 112

33.	Please clarify whether the disclosure in this section and the section captioned “Selling Restrictions” on page 113 apply to United States investors.

Response:

The Company has revised the disclosure on pages 112 and 113 in response to this comment to reflect that the “Stamp Taxes” and “Selling Restrictions” do not apply to U.S. investors.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 11.01.14.2015

11

Securities and Exchange Commission

January 14, 2015

Other Relationships, page 112

34.	Please provide more specific disclosure regarding the nature and terms of your relationships with the underwriters mentioned in the last sentence of the first paragraph.

Response:

The Company has revised the disclosure on page 113 in response to this comment.

Enforceability of Civil Liabilities, page 115

35.	Please include discussion of all material jurisdictions, as applicable.

Response:

The Company respectfully advises the Staff that it has included discussions of all material jurisdictions as the Company can currently anticipate, and that the Company will amend the discussions accordingly if additional material jurisdictions arise in the contemplated offering.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

36.	Please request your auditors to tell us why they did not refer to your consolidated statements of income in the first sentence of the report.

Response:

Following discussions with its auditors, the omission in the report was revised to refer to the company’s consolidated statements of income in the first sentence of the report.

Note 2. Significant Accounting Policies

d. Unaudited pro forma shareholders’ equity, page F-11

37.	You show a pro forma adjustment to reflect the automatic conversion of your preferred shares into ordinary shares upon a qualified IPO here and elsewhere in the document. Please tell us whether or not you believe it is probable that the proposed initial public offering will meet the requirements to be a qualified IPO. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

The Company advises the Staff that the Company’s Articles of Association define a “Qualified IPO” as the consummation of an IPO with net cash proceeds to the Company of at least $30.0 million. The Company expects to raise more than $30.0 million of net cash proceeds in in its proposed offering and has therefore determined that it will meet the criteria of a “Qualified IPO.”

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 12.01.14.2015

12

Securities and Exchange Commission

January 14, 2015

h. Inventories, page F-12

38.	With respect to your inventory write-offs, please tell us how you consider other circumstances that may provide evidence that the utility of the goods, in their disposal in the ordinary course of business, will be less than cost due to circumstances such as changes in price levels. Please refer to FASB ASC 330-10-35-1.

Response:

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

The Company advises the Staff that the Company considers several factors with respect to its inventory write-offs including expected selling, pricing, profit margin, slow moving and aged items, physical condition and expected uses. With respect to its inks and other consumables, the Company reviews for any materials that are expired or close to expiration. With respect to its systems, the Company writes-off according to their respective condition and expected selling price. With respect to raw materials, the Company assesses slow-moving or aged items, which it then reviews based on the item’s condition and expected uses. Items no longer used are written off. During quarterly inventory counts, the Company writes-off damaged inventory.

Revenue Recognition, page F-13

39.	On page 36, you disclose that you recognize revenues net of sales commissions and returns. On page 38, you disclose that sales and marketing expenses include sales-based commissions. In your revenue recognition accounting policy on page F-13, you do not disclose that you recognize revenues net of sales commissions. Please reconcile and revise as necessary. To the extent that you do record revenues net of sales commissions, please provide us with your analysis under U.S. GAAP for this policy.

Response:

The Company has revised its disclosure on page 36 to clarify that it recognizes revenues net of discounts and returns. As disclosed on page 38, sales-based commissions are recorded as sales and marketing expenses.

Note 7. Other Payables and Accrued Expenses, page F-20

40.	You disclose total amounts due to government authorities of $1.0 million, $1.7 million, and $0.6 million as of December 31, 2012, December 31, 2013, and September 30, 2014, respectively. Please tell us the nature of the significant components of these amounts.

Response:

The Company acknowledges the Staff’s comment and advises that amounts due to government authorities are comprised mainly of taxes payable and indirect taxes as follows:

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 13.01.14.2015

13

Securities and Exchange Commission

January 14, 2015

	December 31, 2012	December 31, 2013	Nine Months Ended as of September 30, 2014
Tax provision	$1,008	$1,570	$486
Indirect taxes	―	155	73
Total	$1,008	$1,725	$559

The amounts for taxes payable as of December 31, 2012 and 2013 related to Israeli operations were only paid in 2014.

Note 8. Commitments and Contingent Liabilities

b. Charges, page F-21

41.	On page F-21, you disclose that the company has a credit line of $2 million. On page F-31, you disclose that you obtained a new credit line for $2 million in November 2014. On page 44, you disclose that as of December 1, 2014, you had credit lines up to $3 million. Please reconcile and revise these disclosures as necessary to clarify. Further, please revise this note to include the significant terms of the credit lines, such as the term and interest rates. Refer to FASB ASC 470-10-50-5.

Response:

The Company has revised the financial statements disclosures on pages F-20, F-21 and F-31 to include the interest rates and covenants terms. The Company has also added a reference to the fact that one $1.0 million credit line was terminated in October 2014 on page F-21. This explains the reconciliation to the $3.0 million credit lines as of December 1, 2014 described on page 44.

Exhibits

42.	We note the footnote in your exhibit index indicating an intention to provide only an English summary of an agreement for which you intend to seek confidential treatment. Please note the requirements in Rule 403(c)(2)(vii) to provide an English translation of such documents.

Response:

The Company has revised the relevant footnote in the exhibit index in response to this comment.

*      *      *

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 14.01.14.2015

14

Securities and Exchange Commission

January 14, 2015

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.

***CONFIDENTIAL TREATMENT REQUESTED BY KORNIT DIGITAL LTD.

PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. 15.01.14.2015

15